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                             May 15, 2023

       Haogang Yang
       Chief Executive Officer
       Global Mofy Metaverse Ltd
       No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town Gaobeidian Township, Chaoyang District, Beijing
       People   s Republic of China, 100000

                                                        Re: Global Mofy
Metaverse Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed May 5, 2023
                                                            File No. 333-268553

       Dear Haogang Yang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-1 filed May 5, 2023

       Cover Page

   1. Please disclose whether you have complied with your filing obligations under the trial measures as of the date
of this prospectus.
              You may contact Morgan Youngwood, Senior Staff Accountant, at
(202) 551-3479 or
       Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
       Attorney, at (202) 551-6756 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.
 Haogang Yang
Global Mofy Metaverse Ltd
May 15, 2023
Page 2

                                         Sincerely,
FirstName LastNameHaogang Yang
                                         Division of Corporation Finance
Comapany NameGlobal Mofy Metaverse Ltd
                                         Office of Technology
May 15, 2023 Page 2
cc:       Yarona L. Yieh
FirstName LastName